Exhibit 28 (a)

                VILLAGE SUPER MARKET, INC. REPORTS RESULTS
           FOR THE QUARTER AND SIX MONTHS ENDED JANUARY 28, 1995

Springfield, N.J. - March 3, 1995 - Village Super Market, Inc. reported sales and net income for the second quarter and six months ended January 28, 1995, Perry Sumas, President announced today.

   Net income was $436,000 in the second quarter of fiscal 1995 compared to $157,000 in the prior year. Sales for the second quarter were $171,804,000, a decrease of 2.8% from the prior year.

   Sales decreased as a result of stores closed since one year ago and a same store sales decrease of 1.7%. Same store sales decreased due to competitive openings, a sluggish economy and a comparison to a year ago period that was inflated by heavy promotional spending. Mr. Sumas commented that net income increased, despite lower sales, due to more efficient use of labor and reduced promotional costs, particularly coupons.

   For the six month period, sales were $339,170,000, an increase of 1.1% from the prior year. Sales increased due to the current year containing twenty-six weeks, one more than the prior year. This increase was partially offset by the impact of stores closed since one year ago and lower same store sales of .9%. Net income for the six month period was $519,000 compared to income before the cumulative effect of an accounting change of $173,000 a year ago.

   Village Super Market, Inc. operates a chain of twenty-three supermarkets under the ShopRite name in New Jersey and Eastern
Pennsylvania.

   The following table summarizes Village's results for the quarter and six months ended January 28, 1995.

                            January 28, 1995       January 22, 1994
                                    13 Weeks Ended
Sales                        $171,804,000           $176,707,000
Net Income                   $    436,000           $    157,000
Net Income Per Share         $        .15           $        .06


                             26 Weeks Ended         25 Weeks Ended

Sales                        $339,170,000           $335,452,000
Income before accounting
 change                      $    519,000           $    173,000
Cumulative effect of
 accounting change           $        ---           $    400,000
Net Income                   $    519,000           $    573,000
Net Income per share:
Income before accounting
 change                      $        .18           $        .06
Cumulative effect of
 accounting change           $        ---           $        .14
Net Income                   $        .18           $        .20
